 Bingo.com, Ltd.

                                                                                   National Bank of Anguilla Corporate Building, 1st Floor, St Mary's Road

TV1 02P, The Valley, Anguilla, British West Indies

Ph: (264) 461-2646 Fax:+44 845 280 3297

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: 604-694-0300 Fax:604-694-0301

Juan Migone

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549-0402

United States of America

October 1, 2009

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2008

Filed March 2009, File Number : 333-120120-01

1. Auditors Report

In discussion with the auditors they wish to change their paragraph to read as follows:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company generated negative cash flows from operating activities during the past year. The Company has working capital of approximately $124,495 and an accumulated deficit of approximately $12,263,550 for the year ended December 31, 2008. This raises substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Consolidated Statement of Operations, Page 23

I do not fully understand your comment. In SAB Topic 11L, which requires presentation of amounts of revenues and related costs and expenses applicable to major revenue providing activities. Further, in reference to regulation S-X Rules 5-03.1 cost of producing revenue is Costs and expenses applicable to sales and revenues.

Included in Cost of producing revenue, as describe in the MD&A is the following:

  bonuses granted on deposits made by players. This is standard in the online gaming world. It is required to maintain a competitive element.
  the cost of hosting the website, this is the bandwidth costs required to run the games payment processing fees in relation to deposits from and withdrawals to our players, software license fees, the fees paid to the gaming software provider.
  and the domain name purchase payments. This is as per the agreement discussed in Note 6.

The website once started, the website has the ability to run by itself. These costs are the costs and expenses applicable to major revenue producing activities.

The following costs are not direct revenue producing activities.

  Sales and marketing - We offer a bonus for players to play our website with the hope that they will like our games and deposit funds. In addition, sales and marketing expenses including advertising expenses with the hope of bringing people to our site. These expenses are incurred with the hope of increasing revenue but there is no guarantee that it will be successful.
  General and administrative expenses - These costs are costs of operating an office rather than revenue generating. The website design is to offer our players new features to increase their future enjoyment of our website. It does not affect today's revenue.
  Salaries and wages are expenses incurred to employ the staff to operate the business, including the public company side.

These expenses are not revenue generation processes and therefore fall under regulation S-X Rules 5-03.4 - Selling, general and administrative expenses. Therefore we deem our disclosure to be correct and adequate.

3. & 4.  Sales of US players and related assets, page 33.

As per the disclosure, Effective October 12, 2006, the Company, in response to the United States Unlawful Internet Gambling Enforcement Act, sold its United States players and related assets for $1,200,050, payable by the arms-length purchaser at a variable rate over the subsequent months. There is not set period for when the funds must be repaid.  It is uncertain as to whether the full amount will be repaid. The Company, has therefore taken the most prudent accounting treatment method. In effect the Company has recognised the asset and taken a 100% provision thereon. The Company will only recognise the income from the sale as and when payments are received. The payments received are based on what the arms length purchaser can afford rather than a particular payment plan.  These payments are recognised in the consolidated statement of operations under other income (expense).  The balance remaining is not recognised due to the fact it is uncertain whether full payment will be received on the remaining outstanding portion.

5. Domain Name Rights and Intangible Assets

At the end of fiscal 2006, the Company reviewed the intangible asset for any an impairment loss in accordance with FASB Statement 142 Section 15 - "An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value."

The Company deemed that there was no impairment loss to the intangible asset for the following reasons:

  During 2006 the Company had commenced a plan to launch a United Kingdom facing website. These plans included marketing surveys and discussions with other websites and existing UK players. This plan was implemented in the United Kingdom in April 2007.
  Near the end of Fiscal 2006, the Company held initial arms length discussions, with a United Kingdom Company - Gamesys Limited, for the sale of the URL - www.bingo.com. Gamesys Limited made the Company an initial verbal offer of US$8 million for the URL. The Company deemed that the price was too small and the discussions ceased. The Company did not file any notice because no formal agreement was made.

Therefore the Company deemed that the fair value of the URL exceeded the carrying value and no impairment loss was incurred.

6. Discounted cashflows

The Company for the year ended December 31, 2008, developed detailed cash flow models, which was developed on our current data and based on the following:

-         Current level of players

-         Current retention rate

-         Our conversion percentage based on the number of new players coming to our sit on a daily basis.

-         Average deposit amount

-         Average withdrawal amount

-         The increase in the number of players once we had a full European gaming license which will enable us to advertise in the United Kingdom.

-         The direct costs applicable to running the URL - e,g. payment processing costs, bandwidth, software licensing, players bonuses and domain name costs

-         The indirect costs including sales & marketing, customer support, affiliate programs and marketing bonuses.

These costs are the applicable costs to running the website. The cash flow forecast did not include the costs of running a public Company, which the Company deems to be a totally different cost centre and different Company within the Bingo.com group.

The Company does not have any interest bearing debt so difficult to use a discounted cash flow rate. However if the Company is to use a discounted cash flow rate of 10% which is in excess of the current prime rate and therefore includes a risk premium the Company deemed that the future discounted cashflows would exceed the carrying value of the domain name.

In addition, we do on a regular basis receive offers for the URL. These offers exceed the current carrying value of the URL. We can in future include the wording in our accounting policy notes to state this fact.

An indicator of the value of the www.bingo.com domain name is illustrate in the sale of the following:

            - The domain Gambling.com sold for $20 million in 2005.

                        http://www.gamblingpress.com/archive/2005/05/0878-gambling-com-sold.htm

            - The domain casino.com sold for $5.5 million in 2003.

                        http://topten.whatitcosts.com/top-ten-domain-names-pg2.htm

Finally, Domain names have asset characteristics similar to Land and Buildings rather than intangible assets and therefore should be treated as such.

7. Reportable Business Segment.

In accordance with SFAS 142 section B34 -  Statement 141 requires that an intangible asset be recognized apart from goodwill if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations (the contractual-legal criterion).

The Domain name was acquired (as discussed in Note 6 of the Financial Statements) from an arms length "contractual" agreement with Bingo, Inc. Therefore the assets should be recognized apart from Goodwill and as an intangible asset.

In SFAS 142 - the discussion of reporting units relate to the impairment of goodwill not to the impairment of intangible assets.

If the intangible asset was to be value as a reporting unit then another indicator of the fair value of the domain name exceeds it carrying value would be the fact that the value of one share (not a controlling share and therefore having a control premium) of Bingo.com, Ltd. is currently $0.17 and therefore a market capitalization of $7 million. The URL is the largest asset of the Company and therefore is the most valuable asset to the Company.

In conclusion, the Company deems that the fair value of the domain name exceeds the carrying value and therefore no impairment has been incurred.

8. Controls & Procedures

The Company as of December 31, 2008, had undertaken a full assessment of its internal control systems.  This assessment is disclosed in Item 9A.  However we could have expressed our opinions and management assessment further and included the following: (additional wording included in italics)

ITEM 9A.  CONTROLS AND PROCEDURES

(a)        Management's responsibility

Our management acknowledges its responsibility for establishing and maintaining adequate internal control over financial reporting of the Company.

(b)        Evaluation of disclosure controls and procedures.

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the disclosure controls and procedures of the Company within 90 days prior to the date of this report, and found them to be operating efficiently and effectively to ensure that information required to be disclosed by us under the general rules and regulations promulgated under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported, within the time periods specified by rules of the SEC.

These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. However our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c)        Changes in internal controls.

There were no significant changes in our internal controls or other factors that could significantly affect our internal controls during the year ended December 31, 2008, and to the date of filing this annual report.

Finally in response to your letter the Company acknowledges the following:

-         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-         Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

-         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you would like to discuss these matter further please do not hesitate to contact us.

Yours sincerely

/s/ T. M. Williams                                             /s/ H W Bromley

Tarrnie Williams                                                Henry Bromley

Chief Executive Officer                                     Chief Financial Officer

Cc Nancy Brown

Dohan and Company CPAs